                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                       LIGAND PHARMACEUTICALS INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    53220K207
                                 (CUSIP Number)

      JAMES B. LOOTENS, ASSISTANT SECRETARY AND ASSOCIATE GENERAL COUNSEL,
                 ELI LILLY AND COMPANY, LILLY CORPORATE CENTER,
                    INDIANAPOLIS, INDIANA 46285 317-276-5835
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 11, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)


CUSIP No.                                                 53220K207

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons:                       Eli Lilly and Company
        S.S. or I.R.S. Identification                     35-0470950
        Nos. of Above Persons

--------------------------------------------------------------------------------

(2)     Check the Appropriate Box                         (a) _________________
        if a Member of a Group                            (b) _________________
                                                          Not Applicable

--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                             Not Applicable

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization              Indiana

--------------------------------------------------------------------------------
Number of Shares             (7)   Sole Voting            2,176,279
  Beneficially Owned               Power
  by Each Reporting          (8)   Shared Voting          None
  Person With                      Power
                             (9)   Sole Dispositive       2,176,279
                                   Power
                             (10)  Shared Disposi-        None
                                   tive Power

--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially                      2,176,279
       Owned by Each Reporting Person
--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount                      Not Applicable
       In Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

(13)   Percent of Class Represented                       5.6%
       by Amount in Row (11)
--------------------------------------------------------------------------------

(14)   Type of Reporting Person                           CO

--------------------------------------------------------------------------------


                                     Page 2





Item 4. Purpose of Transaction

        On May 11, 1998, the Issuer, a wholly-owned merger subsidiary of the Issuer, and Seragen, Inc. ("Seragen") entered into an Agreement and Plan of Reorganization under which it is proposed that Seragen become a wholly-owned subsidiary of the Issuer. Pursuant to this proposed merger (the "Merger"), Seragen common stock will be converted into a right to receive, among other things, common stock of the Issuer. Specifically, at the closing of the Merger
Seragen shareholders will receive 0.035746 shares of Issuer common stock for each share of Seragen common stock (the "Closing Consideration"). Further, additional consideration (the "Milestone Consideration") of $0.23 per share of common stock of Seragen will be paid by the Issuer six months following FDA approval of Seragen's investigational product DAB389IL-2 in the United States for cutaneous T-cell lymphoma if such approval is supported to any material extent by clinical and development efforts of Seragen prior to the consummation of the merger. The Milestone Consideration will, however, only be payable by the Issuer if the required FDA approval is obtained within two years of the Merger
Closing. The Issuer may in its discretion pay the Milestone Consideration in the form of cash or the Issuer's common stock or a combination thereof. Any stock delivered as part of the Milestone Consideration will be valued on a trailing average market price for the ten trading days prior to issuance.

        Eli Lilly and Company ("Lilly") currently holds 1,787,092 shares of Seragen common stock. Accordingly, Lilly would receive approximately 63,881 shares of the Issuer's common stock in connection with the Closing
Consideration.

        In addition, on May 11, 1998, Lilly and the Issuer entered into a Third
Amendment to Option and Wholesale Purchase Agreement ("Third Amendment"). The original Option and Wholesale Purchase Agreement was filed as Exhibit B to the original Schedule 13D filed by Lilly on December 5, 1997. The Third Amendment amends and restates Section 1.3 of the Option and Wholesale Purchase Agreement.
The primary effect of the Third Amendment is to modify the timing during which, at the Issuer's election, Lilly may become obligated to purchase $20,000,000 of the Issuer's common stock. The Third Amendment is filed herewith as Exhibit B and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With
Securities of the Issuer.

        A copy of the Third Amendment to Option Agreement, as described in response to Item 4 above is filed herewith as Exhibit A and is incorporated herein by reference.


                                     Page 3




        Also on May 11, 1998, Lilly and the Issuer entered into a letter agreement (the "Lockup Agreement") under which Lilly agreed that any shares of Issuer common stock it may receive pursuant to the Merger will be subject to the transfer restrictions set forth in Section 4.1 of the Stock Purchase Agreement dated November 25, 1997 between Lilly and the Issuer (a copy of which was filed as Exhibit A to the original Schedule 13D filed by Lilly on December 5, 1997).
The Lockup Agreement is filed herewith as Exhibit B and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

               Exhibit A.    Third Amendment to Option and Wholesale Purchase
                             Agreement dated as of May 11, 1998, between Lilly
                             and the Issuer

               Exhibit B.    Letter Agreement dated May 11, 1998, between
                             Lilly and the Issuer.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ELI LILLY AND COMPANY

                                            /s/ Edwin W. Miller
                                            ------------------------
                                            Edwin W. Miller
                                            Vice President and Treasurer

Date:  May 21, 1998

                                     Page 4




